Exhibit 99.1

FOR IMMEDIATE RELEASE

New Data Suggesting that ChemGenex’s Omacetaxine Can Eradicate Leukemic Stem Cells May Offer a Breakthrough in Treating CML

-- New Data Published in Leukemia Showed 90% Kill of Leukemic Stem Cells and Prolonged Survival in Mice with Resistant CML –

MELBOURNE, Australia, and MENLO PARK, California U.S.A. (March 27th, 2009) – Data showing the ability of omacetaxine to kill leukemic stem cells in mouse models with drug-resistant chronic myelogenous leukemia (CML) are the subject of an advance online publication in the journal Leukemia, ChemGenex Pharmaceuticals Limited (ASX:CXS and NASDAQ:CXSP) announced today. The findings of this study provide new insights into the problem of minimal residual disease and may open the door to the development of a curative treatment strategy for some patients with CML.

Commenting on the publication, Dr. Shaoguang Li, the study leader at the University of Massachusetts Medical School, said, “Omacetaxine killed 90% of the leukemic stem cells in vitro. In contrast, imatinib and dasatinib, the two leading CML drugs, only controlled 9% and 25% of these cancer stem cells, respectively. We further demonstrated that omacetaxine prolonged survival in test animals carrying the T315I mutation, which would normally render them resistant to all currently available drugs.”

ChemGenex is currently developing omacetaxine as a potential treatment for a range of blood malignancies, including CML, and is completing a pivotal study in CML patients who harbor the T315I mutation. The company expects to complete its filing of a New Drug Application for use of omacetaxine in that patient population to the U.S. Food and Drug Administration by mid-year.

In the USA, almost 5,000 new cases of CML are diagnosed each year and recent estimates suggest that by 2025, prevalence will be 300,000. While there are a number of licensed drugs, collectively known as tyrosine kinase inhibitors (TKIs), which are very effective in treating CML, they must be administered daily for the rest of the patient’s life; very few patients remain disease free when these drugs are discontinued.

Hagop M. Kantarjian, M.D., Chairman and Professor, Department of Leukemia, at the University of Texas M. D. Anderson Cancer Center, described the study results as “very promising”. He added, “While the currently licensed drugs target and disable the diseased cells in the blood stream and bone marrow, they have little, if any, affect on the primitive leukemic stem cells that are at the “root” of this blood cancer. I look forward to working with ChemGenex in future trials to evaluate the clinical application of these recent findings. ”

Greg Collier, Ph.D., Managing Director and Chief Executive Officer of ChemGenex added, “The results of Dr. Li’s animal study are very encouraging and we are currently collaborating with Professor Tessa Holyoake from the United Kingdom, to carry out similar investigations in primary human stem and progenitor cells. In the meantime, ChemGenex remains focused on our primary objective of developing omacetaxine as a therapeutic option for CML patients who have developed the T315I mutation and who are resistant to all first and second line TKIs. This is the most pressing unmet medical need in the field of CML management.”

Publication Details

Inhibitory effects of omacetaxine on leukemic stem cells and BCR-ABL-induced chronic myeloid leukemia and acute lymphoblastic leukemia in mice. Y Chen, Y Hu, S Michaels, D Segal, D Brown and S Li. Leukemia advance online publication, March 26, 2009; doi:10.1038/leu.2009.52.

About CML

CML is a form of leukemia characterized by the increased and unregulated growth of undifferentiated myeloid cells in the bone marrow and the accumulation of these non-functional cells in the blood. Healthy myeloid cells should give rise to some of the most important components of blood; red cells (to carry oxygen around the body), platelets (to help with blood clotting) and certain white cells (to help defend against infection).

CML patients therefore show symptoms of anemia and are prone to bleeding and are susceptible to illnesses caused by bacterial and fungal infections.

Minimal residual disease (MRD) is the name given, to small numbers of leukemic cells that remain in the patient during treatment, or after treatment when the patient is in remission (no symptoms or signs of disease). It is the major cause of relapse in cancer and leukemia.

About Omacetaxine

Omacetaxine mepesuccinate is a first-in-class cetaxine with demonstrated clinical activity as a single agent in a range of hematological malignancies. Omacetaxine has a novel mechanism of action, and induces apoptosis by inhibition of protein synthesis, particularly Mcl-1. As omacetaxine acts independently of tyrosine kinase inhibitors, it may have a therapeutic advantage for patients who have developed resistance to TKIs. Omacetaxine is administered subcutaneously.

About ChemGenex Pharmaceuticals Limited          (http://www.chemgenex.com)

ChemGenex Pharmaceuticals is a pharmaceutical development company dedicated to improving the lives of patients by developing personalized oncology medicines. ChemGenex harnesses the power of genomics both to discover novel targets and drug compounds, and in clinical trials to develop more individualized treatment outcomes. ChemGenex’s lead compound, omacetaxine mepesuccinate, is currently in phase 2/3 clinical trials for chronic myeloid leukemia (CML). ChemGenex has a second anticancer compound, amonafide dihydrochloride (Quinamed®) which is in phase 2 clinical development for various solid cancers, and a portfolio of assets in pre-clinical development. ChemGenex currently trades on the Australian Stock Exchange under the symbol "CXS" and on NASDAQ under the symbol "CXSP". For additional information on ChemGenex Pharmaceuticals, please visit our web site at http://www.chemgenex.com.

Details on the clinical trials can be accessed from the following websites;

http://clinicaltrials.gov/ct2/show/NCT00375219?term=homoharringtonine&rank=9 and http://www.tkiresistantcmltrials.com

Contacts

ChemGenex Information

Dr. Greg Collier
CEO and Managing Director
Cell (Australia): +61 419 897 501
Cell (USA): +1 650 200 8145
Email: gcollier@chemgenex.com

Media Relations – Australia Therese Minehan Buchan Consulting Tel: +61 2 9237 2800 Cell: + 61 (0) 414 388 955 Email: tminehan@bcg.com.au	Media Relations - USA Joan Kureczka Kureczka/Martin Associates Tel: +1 415 821 2413 Email: Jkureczka@comcast.net

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